LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
RECOUP FITNESS, LLC

This Limited Liability Company Agreement of Recoup Fitness, LLC, a Colorado limited liability company ("the Company"), dated and effective as of this _____ day of June, 2017 is entered into by and among the Members identified in Schedule A attached hereto.

Accordingly, in consideration of the mutual covenants contained herein, and other valuable consideration, the parties agree as follows:

ARTICLE I. DEFINITIONS

1.1   **CERTAIN DEFINITIONS.** As used in this Agreement, the following terms shall have the meanings set forth below:

"Act" means the Limited Liability Company Act of the State of Colorado.

"Agreement" means this Limited Liability Company Agreement as periodically amended or supplemented.

"Capital Contribution" shall mean the total amount of cash, fair market value of property, and/or services rendered to the Company by a Member.

"Capital Account" shall mean with respect to any Member the capital account that the Company establishes and maintains for such Member pursuant to Section 7.5 of this Agreement.

"Certificate of Formation" means the certificate of formation filed with the office of the Colorado Secretary of State for the purpose of forming a limited liability company.

"Distribution" means the transfer of a portion of a Member's Ownership Interest in a limited liability company to said Member.

"Initial Capital Contribution" means the Capital Contribution made by a Member to acquire an Ownership Interest in the Company.

"Ownership Interest" means a Member's share of the assets of the Company which include future profits and losses. An updated Ownership Interest, expressed as a percentage, will be set forth in Schedule A for each Member of the Company opposite their name.

"Manager" means any natural person who has authority to govern the Company according to the terms of this Agreement set forth in Article 6.

"Manager-managed" means, with respect to a limited liability company, that this Agreement vests management of the limited liability company in one or more Managers.

"Member" means a person who has been admitted to a limited liability company as a Member as provided in the Act and who has not been dissociated from the limited liability company.

"Person" means an individual, a partnership, a corporation, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity.

"Record" means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

"Secretary of State" means the Office of the Secretary of State or the office charged with accepting articles' of organization in the Company's State of organization.

ARTICLE II. FORMATION AND ORGANIZATION

2.1 **FORMATION.** On May 28th, 2015, the Company, under the name Recoup Fitness, LLC, was organized as a Colorado Limited Liability Company upon filing a Certificate of Formation, in accordance with the Act. The Company is a Manager-managed limited liability company and shall be governed by the terms of this Agreement and the applicable laws of the State of Colorado.

2.2 **NAME.** The name of the Company is Recoup Fitness, LLC.

2.3 **BUSINESS POWERS.** The Company shall conduct any and all lawful business or activity deemed appropriate under the Act and in the spirit of this Agreement to execute the Company's objectives. With the exception of engaging in business as an insurer, the Company shall do all things necessary or convenient to carry out its business and affairs.

2.4 **REGISTERED OFFICE; REGISTERED AGENT; PRINCIPAL PLACE OF BUSINESS.** The location of the registered office of the Company, required by the Act to remain in the State of Colorado, shall be the office as stated in the Certificate of Formation or at a location selected by the Managers of the Company in the manner provided by law. The registered agent of the Company shall be the initial registered agent listed in the Certificate of Formation or such other Person(s) the Managers designate in the manner provided by the Act. The principal place of business and other offices shall be at such place the Managers designate from time to time and the Company, in accordance with the Act, shall maintain its records at its principal office.

2.5 **TERM.** The term of the Company commenced on May 28th, 2015, the date the Certificate of Formation was filed with the Secretary of State of Colorado and shall exist in perpetuity unless otherwise terminated under conditions provided by the Act.

ARTICLE III. MEMBERS.

3.1 **THE MEMBERS.** The name and present mailing address of each Member shall be listed in Schedule A attached to this Agreement. Each Person listed in Schedule A upon (a) his/her execution of this Agreement and (b) receipt by the Company of such Person's Capital Contributions as set forth in the Agreement, is hereby admitted to the Company as a Member. Schedule A shall be amended from time to time to reflect the admission of any Member or the removal, retirement, or death of any Member, the receipt by the Company of notice of any change of name or address of a Member and any additional Capital Contributions made by an existing Member.

3.2 **SERIES OF MEMBERSHIP INTERESTS.** All interests of the Members in distributions and other amounts specified in this Agreement, as well as the rights of the Members to vote on, consent to, or approve any matter related to the Company, shall be denominated in Units of Membership Interest in the Company (each a "Unit" and collectively, the "Units"); and the relative rights, privileges, preferences and obligations of the Members with respect to Units shall be determined under this Agreement and the Act to the extent provided herein and therein. The number and the class of Units held by each Member shall be set forth opposite each Member's name in Schedule A attached to this Agreement. The classes of Units as of the Effective Date of this Agreement are as follows:

- Common Units (the "Common Units"); and
- Series Seed Preferred Units (the "Preferred Units")

The Series Seed Preferred Units shall be convertible into Common Units on a 1:1 basis (subject to proportional adjustments for stock splits, stock dividends, and the like) at any time at the option of the holder. Holders of the Series Seed Preferred Units shall be entitled to certain rights, as described in the Series Seed Preferred Unit Term Sheet and Purchase Agreement, which include but are not limited to a Right of First Refusal to purchase additional Units in the event the Company seeks to raise additional capital and a cumulative 10% annual preferred distribution.

3.3   **MEMBER VOTING RIGHTS.** Members who are not Managers, including Members holding both Preferred and Common Units, may be asked by the Managers to vote on matters connected with the business and affairs of the Company. In the event of such a vote, each the Holder of each Common Unit shall be entitled to cast one (1) vote on any matter requiring the approval of Members of the Company, and the Holder of each Series Seed Preferred Unit shall be entitled to cast one (1) vote for each Common Unit into which such Series Seed Preferred Unit is then convertible. Except as provided by law or the provisions of this Agreement, the holders of Series Seed Preferred Units and holders of Common Units shall vote together on all matters as a single class.

3.4   **ADMISSION OF ADDITIONAL MEMBERS.** The admission of additional Members to the Company must be approved by majority vote of the Managers unless otherwise admitted under the circumstances defined in Section 4.4 and Section 4.5

ARTICLE IV. CAPITAL CONTRIBUTIONS AND OWNERSHIP INTEREST

4.1   **INITIAL CONTRIBUTIONS.** Prior to or on the date hereof, each Member has made or will make a Capital Contribution to the Company. The Series of Membership Interest, type of property, and value of the Initial Capital Contribution of each Member of the Company shall be set forth opposite his/her name in Schedule B attached hereto.

4.2   **ADDITIONAL CONTRIBUTIONS.** Members shall have no obligation to make any additional Capital Contributions to the Company. If a Member wishes to make an additional Capital Contribution, the Managers shall determine whether such additions are necessary and desirable and notify the Member as to whether his/her additional Capital Contribution will be accepted.

4.3   **INTEREST.** The Company shall maintain a list of all current Members and each Members' current address, the aggregate Capital Contribution made by each Member, the Series of each Member's Ownership Units, and each Member's current Ownership Interest Percentage at all times.

4.4   **OWNERSHIP INTEREST GRANTED TO MEMBERS FOR SERVICES RENDERED.** The Managers of the Company may grant an Ownership Interest in the form of Common or Preferred Units to Members or admit additional Members with granted Ownership Interest in the form of Common or Preferred Units due to services rendered to the Company which may include but is not limited to: Legal services, Accounting Services, Marketing services, Advisory Board participation, etc. The total Ownership Interest allocated for services rendered to the Company shall not exceed 2.5% of the total Common Units in the Company per calendar year.

4.5   **OWNERSHIP INTEREST GRANTED TO MANAGERS SERVING AS DIRECTORS.** The Initial Manager of the Company may enter into an agreement with Managers selected to serve on the Board of Managers as Independent Directors wherein the additional Managers (Directors) become Members of the Company through the granting of Ownership Interest in the form of Common or Preferred Units for services rendered to the Company as an Independent Director.

ARTICLE V. DISTRIBUTIONS AND ALLOCATIONS

5.1   **PROFITS/LOSSES.** For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's Ownership Interest in the Company, as amended, in accordance with Treasury Regulation 1.704-1.

5.2   **DISTRIBUTIONS.** The Managers shall determine and distribute available funds at their discretion. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with Treasury Regulation 1.704-1(b)(2)(ii)(b)(2). To the extent that a Member shall have a negative Capital Account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE VI. MANAGEMENT

6.1 **MANAGEMENT BY MANAGERS.** The Company shall be a Manager-Managed LLC. The Initial Manager, and the additional Managers so elected, shall have the full and exclusive right, power, and authority to manage the affairs of the Company, to make all decisions with respect thereto, and to do or cause to be done any and all endeavors deemed to be necessary, appropriate, or desirable to further the business of the Company. Managers shall be granted Class A voting shares in an amount determined by the Initial Manager. The names and addresses of each Manager and their Class A voting share percentage shall be listed in Schedule C attached to this Agreement. The Managers of the Company, in aggregate, may be referred to as the "Board of Managers", "Board of Directors", or the "Board" throughout the Agreement and the Managers who make up the Board may be referred to as "Managers", "Directors" or "Independent Directors" the latter referring to Managers who are not otherwise employed by the Company in any capacity except as a Manager/Director.

6.2 **INITIAL MANAGER.** The Initial Manager of the Company shall be:

Matt Hyder
11101 W Prentice Dr.
Littleton, CO 80127

Matt@recoupfitness.com
303.981.7272

6.3 **APPOINTMENT OF MANAGERS.** The Initial Manager of the Company shall appoint two (2) additional Managers to be listed in Schedule C attached hereto which shall comprise the Board of Managers as of the Effective Date of this Agreement. The Board of may then elect to appoint up to two (2) additional Managers if deemed necessary or prudent to further the business of the Company. Each Manager, with the exception of the Initial Manager, shall have the duration, compensation, duties and other pertinent provisions specific their time to be served on the Board defined in detail in a separate agreement between the Manager and the Company. If a Manager is removed, resigns or reaches the end of his/her term of service which is not renewed the remaining Managers shall appoint a new Manager to fill the departing Manager's position.

6.4 **COMPENSATION OF MANAGERS.** The Managers of the Company will be eligible for compensation in the form of Ownership Interest in the Company and/or cash compensation at the discretion of the Initial Manager and the Board thereafter. Compensation shall be defined in Independent Director Agreements between each Manager and the Company as provided in section 6.3.

6.5 **MANDATORY MEETINGS OF MANAGERS.** The Managers of the Company will determine the frequency of mandatory meetings at the first meeting of the Board. The Managers will determine whether mandatory meetings shall be held only in person or via teleconference, and whether the Managers will conduct business primarily at scheduled mandatory meetings or at informal meetings both in person and via teleconference.

6.6 **MANAGEMENT OF THE BUSINESS.** Except for cases in which the approval of all Members is required by this Agreement or by non-waivable provisions of the Act, all power and authority to manage and operate the Company, make all decisions affecting its business and affairs of the Company shall be exercised by or under the authority of the Managers. The Managers shall make all decisions necessary to carry out the Company's business and objectives.

6.7 **POWERS OF MANAGERS.** The Managers will make decisions as to (a) the sale of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the

Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments, leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

6.8 **OPTIONAL APPOINTMENT OF OFFICERS.** The Managers are empowered to undertake the appointment of Officers, including, without limitation, a Chief Financial Officer, a Chief Operating Officer, a Director of Marketing, a Head of Sales, an Accountant, a Secretary and any other Officer with such titles, powers, and duties as shall be determined by the Board. An Officer may, but need not, be a Member or Manager of the Company and any number of offices may be held by the same person. Officers, if any, shall be appointed by the CEO and/or the Board and shall serve at the discretion of the Board and the CEO of the Company. The specifics of any Officers duties, compensation and other relevant provisions specific to entering said office shall be defined and detailed in a separate agreement between the Officer and the Company. Officers appointed by the Managers shall be listed in Schedule D below.

6.9 **AGENTS.** Without limiting the rights of the Members or the Managers, or the Company, the Board shall appoint at their discretion: Person(s) who is (are) to act as Agent(s) of the Company to carry out and further the decisions and actions of Managers, to manage administrative and clerical tasks for the Company and to execute any all reports, forms, instruments, documents, papers, writings, agreements, and contracts, including but not limited to deeds, bills of sale, assignments, leases, promissory notes, mortgages, and security agreements and any other type or form of document by which property or property rights of the Company are transferred or encumbered, or which are necessary, appropriate, or beneficial to carry out or further such decisions or actions and to administer the day-to-day operations of the Company.

6.10 **ADVISORY BOARD.** Kenyon Capital Management Group, Advisor to the Company, has created a Recoup Fitness, LLC Advisory Board Agreement wherein the Managers have set out the terms under which it may acquire the services of one or many Advisors for appropriate consideration for a term to be determined at the time of execution. The Board has the right to execute this Agreement at any time. The Members may view the Advisory Board Agreement upon request in writing to the Board.

6.11 **COMPANY INFORMATION.** Upon request, the Board shall supply to any Member information regarding the Company or its activities. Each Member or his/her authorized representative shall have access to and may inspect all books, records and materials in the Manager's possession regarding the Company or its activities. Any expenses incurred in the event a Member exercises their right to obtain information described in this section shall be met by the requesting Member.

6.12 **EXCULPATION.** Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Managers to any liability vis-à-vis the Member.

ARTICLE VII. BOOKS AND RECORDS

7.1 **RECORDS.** The Managers shall cause the Company to keep at its principal place of business or at another location the following:

   a) a current list of the full names and the last known street addresses of each Member;

   b) a list of the cash, property, and services contributed to the Company by each Member;

   c) a copy of the Certificate of Formation, the Company Operating Agreement and all amendments;

   d) copies of the Company's federal, state and local income tax returns and reports, if any, for the two most recent years;

e) copies of any financial statements of the limited liability company for the three most recent years and any other information regarding the status of the business and financial condition of the Company.

7.2 BOOKS. The Company shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business or at another location determined by the Managers. Such books shall be kept on such method of accounting as the Company shall select. The company's accounting period shall be the calendar year.

7.3 BANK ACCOUNTS. The funds of the Company shall be deposited in such bank account or accounts as the Managers shall deem appropriate, in its sole discretion, and the Managers shall arrange for the appropriate conduct of such accounts. The name "Recoup Fitness, LLC" shall appear on all bank accounts in which funds of the Company are deposited.

7.4 MEMBER'S ACCOUNTS. The Managers shall maintain separate Capital and Distribution Accounts for each member. Each Member's Capital Account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his or her initial Capital Contribution increased by:

a) any additional Capital Contribution made by him/her;

b) net profits allocated to his/her Capital Account; and decreased by:

c) Distributions to him/her in reduction of Company capital:

d) the Member's share of Company losses if charged to his/her Capital Account.

7.5 REPORTS. The Managers shall close the books of account after the end of each calendar year, and shall prepare and send to each Member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

<p align="center">ARTICLE IX. WITHDRAWAL</p>

9.1 WITHDRAWAL OF A MEMBER. No Member may withdraw from the Company unless the majority of Managers give consent to a written request by the Member to withdraw, or upon the effective date of any of the following events:

a) the Member makes an assignment of his or her property for the benefit of creditors;

b) the Member files a voluntary petition of bankruptcy;

c) the death of a Member;

d) if the Member is an estate, the distribution by the fiduciary of the estate's Ownership Interest in the Company.

9.2 VALUATION OF INTEREST. The value of the withdrawing Member's Ownership Interest in all events shall be equal to the greater of the following: (a) the amount of the Member's Capital Contribution or (b) the amount of the Member's share of the aggregate assets of the Company, calculated as of the end of the fiscal quarter immediately preceding the effective date of the Member's withdrawal.

9.3 PAYMENT OF VALUE. The value shall be payable as follows: (i) If the value is equal to or less than $5,000, at closing, the Company shall pay the Member in cash; (ii) If the value is greater than $5,000, at the option of the Company, $5,000 may be paid in cash with the balance paid at the earliest time amenable to the proper management of the Company's assets.

9.4 **CLOSING.** Determination of the time of payment and the value of the departing Member's Ownership Interest shall be made at a mutually agreeable time and date on or before ninety (90) days from the effective date of withdrawal. Upon payment of the value of the Interest as calculated in Section 9.2 above, the Member's right to receive any further payments or Distributions on account of the Member's Ownership Interest in the Company shall cease as the Member shall no longer hold an Ownership Interest in the Company.

9.5 **LIMITATION ON PAYMENT OF VALUE.** If payment of the value of Ownership Interest would be prohibited by any statute or law prohibiting Distributions or be requested under such conditions that would:

a) render the Company insolvent; or

b) be made at a time when the Company's total liabilities (other than liabilities to Members on account of their Interests) exceed the value of the Company's total assets; or

c) be made at a time when the payment of value of Interest would adversely affect the investment strategy of the Company resulting in monetary loss to all Members;

then the value of the withdrawing Member's Ownership Interest shall remain unpaid until such time when the above conditions are no longer manifest.

ARTICLE X: TRANSFERS

10.1 **ASSIGNMENT.** If at any time a Member proposes to sell, assign or otherwise dispose any part of his or her Ownership Interest in the Company, such Member shall first deliver a written statement of intent to the Managers to dispose of said Interest, who will offer it to the other Members of the Company. If such other Members decline to purchase such interest within sixty (60) days, and the Member sells or assigns such Interest without the Managers majority approval, pursuant to the state law, the purchaser or assignee shall not retain the normal rights of a Member of the Company. The purchaser or assignee shall only be entitled to receive the profits and losses commensurate with the Ownership Interest.

ARTICLE XI: LIMITED LIABILITY; INDEMNIFICATION

11.1 **LIMITED LIABILITY.** Except as otherwise required by law, the debts, obligations and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Managers and Members shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being Managers and Members. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or by law shall not be grounds for imposing personal liability on the Managers or Members for any debts, liabilities, or obligations of the Company. Except as otherwise expressly required by law, the Managers and Members, in their capacity as such, shall have no liability in excess of (a) the amount of such Members' Capital Contributions, (b) such Members' share of any assets and undistributed profits of the Company, and (c) the amount of any Distributions required to be returned according to law.

11.2 **INDEMNIFICATION.** The Company shall, to the fullest extent provided or allowed by law, indemnify, save harmless, and pay all judgments and claims against the Members or Managers, and each of the Company's Members' or Managers' agents, affiliates, heirs, legal representatives, and successors. The Company assigns Indemnified Parties (each an "Indemnified Party") from, against, and in respect of any and all liability, loss, damage, and expense incurred or sustained by the Indemnified Party in connection with the business of the Company or by reason of an act performed or omitted to be performed in connection with the activities of the Company or in dealing with third parties on behalf of the Company, including costs and attorneys' fees before and at trial and at all appellate levels, whether or not suit is instituted (which attorneys' fees may be paid as incurred), and any amounts expended in the settlement of any claims of liability, loss, or damage, to the fullest extent allowed by law.

11.3   INSURANCE. The Company shall not pay for any insurance covering liability of the Members or the Managers or any agents, affiliates, heirs, legal representatives, successors, and assigns for actions or omissions for which indemnification in not permitted hereunder; provided, however, that nothing contained here shall preclude the Company from purchasing and paying for such types of insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any Person owning, managing, and/or operating comparable property and engaged in a similar business, or from naming the Members or the Managers and any of the Company's Members' or Managers' agents, affiliates, heirs, legal representatives, successors, or assigns or any Indemnified Party as additional insured parties thereunder.

11.4   NON-EXCLUSIVE RIGHT. The provisions of Article 11 shall be followed in addition to and not in limitation of any other rights of indemnification and reimbursement or limitations of liability to which an Indemnified Party may be entitled under the Act, common law, or otherwise.

ARTICLE XII. AMENDMENT

12.1   AMENDMENT. This Agreement may not be altered or modified except by the consent or agreement of the Managers in writing.

ARTICLE XIII. DISSOLUTION

13.1   DISSOLUTION OF THE COMPANY. The Limited Liability Company shall be dissolved upon the occurrence of any of the following events:

    a)   Managing Members holding Class A Voting Shares unanimously vote for dissolution; or

    b)   An event occurs which makes it unlawful for the Company to be carried on; or

    c)   The death, resignation, expulsion, bankruptcy, or retirement of a majority of Managers or the occurrence of any other event that terminates the continued membership of a majority of Managers at one time; or

    d)   Any other event causing dissolution of this Limited Liability Company under applicable state laws.

13.2   CONTINUANCE OF THE COMPANY. Notwithstanding the provisions of Section 13.1, in the event of an occurrence described in Section 13.1 (c), if there are at least two remaining Managers and one remaining Member eligible to become a Manager, or the Initial Manager and other Members remain, they shall have the right to continue the business of the Company. Such right can be exercised only by the unanimous vote of the remaining Members within ninety (90) days after the occurrence of an event described in Section 13.1 (c). If not so exercised, the right of the Managers and Members to continue the business of the Company shall expire.

ARTICLE XIV. MISCELLANEOUS PROVISIONS

14.1   BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of the undersigned, their legal representatives, heirs, successors, and assigns. This Agreement and the rights and duties of the Managers and Members hereunder shall be governed by, and interpreted and construed in accordance with, the laws of the Company's State of organization or charter, without regard to principles of choice of law.

14.2   HEADINGS. The article and section headings in this Agreement are inserted as a matter of convenience and are for reference only and shall not be construed to define, limit, extend, or describe the scope of this Agreement or the intent of any provision.

14.3   SEVERABILITY. If any provision of this Agreement is or becomes invalid or unenforceable in a judicial proceeding, such provision shall be severed and shall be inoperative, and, provided that the fundamental terms and conditions of this Agreement remain legal and enforceable, the remainder of this Agreement shall remain operative and binding on the parties.

14.4 ENTIRE AGREEMENT AND BINDING EFFECT. This Agreement constitutes the sole Operating Agreement among the Managers and Members and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, between the Managers and Members relating to the affairs of the Company and the conduct of the Company's business. No amendment or modification of this Agreement shall be effective unless approved in writing as provided in Section 12.1. The Articles of Organization and this Agreement are binding upon and shall inure to the benefit of the Members and Agent(s) and shall be binding upon their successors, assignees, affiliates, subsidiaries, heirs, beneficiaries, personal representatives, executors, administrators, and guardians, as applicable and appropriate.

Schedule A
The Members of Recoup Fitness, LLC

The undersigned hereby agree, acknowledge and certify to adopt this Agreement. Signed this _____ day of June, 2017.

_____: Member   Address:

Class of Units: _____   _____

Ownership Interest: _____%   _____

Print Name_____   Signature_____

Schedule B
The Members of Recoup Fitness, LLC
Total Capital as of this ___ day of June, 2017

_____ | Member $_____